

1st AD
2nd 2nd
1st AD
Key 2nd
UPM
DGA Trainee
Cinapse
Ep 104 Pink Revision
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Board: Ep 104
Calendar: January Start
Layout: Comfortable
Color Palette: D/N Color
Breakdown Sheet
Stripboard
START of Day 3
Monday, January 5, 2024
FESTIVAL - ENTRANCE
FESTIVAL - TENT
FESTIVAL - DROPZONE
FESTIVAL - FIELD
FESTIVAL - CAROUSEL
END of Day 3
START of Day 4
Tuesday, January 6, 2024
FESTIVAL - MIRROR HOUSE
FESTIVAL - FIREWORKS
Elements
Cast (3)
Background (31)
Stunts
Vehicles
Wardrobe
Sound (8)
Music
Set Decoration (5)
Greenery (4)
Darell is editing an element in this category.

CINAPSE (YC W22)

The YC-backed Operating System of Hollywood

cinapse.io Los Angeles, CA

Technology Y Combinator Notable Angel SaaS

Highlights



Notable Angel

Raised $25k or more from a notable angel investor

Y Combinator

Raised from Y Combinator

1 21st century operating system for behind-the-scenes logistics in Film & TV production

1.   21st century operating system for behind-the-scenes logistics in Film & TV production

2.   Used by 50+ productions across Netflix, Apple, Amazon, Disney, Paramount, and more

3.   Growing 48% month-over-month (used by 16% of all current productions in N.A. and Europe)

4.   Raised $2.5M from Y Combinator, Neil Patrick Harris, Gaingels, and more in 2021 and 2022

5.   1000+ sign-ups since Feb 2024 launch

6.   Addressing an untapped $250 billion market of offline, analog production workflows and expenses

Featured Investors



Jim Kleverweis 🔗

Invested **$5,000** ⓘ

[Follow]

Syndicate Lead

Jim Kleverweis is a six-time Emmy® award-nominated producer known for HBO's Silicon Valley, Insecure, Euphoria, and new series The Franchise. He is a member of the DGA, PGA, Television Academy, and a graduate of the DGA Training Program.

"Cinapse has built a dynamic, collaborative product from the ground up that the motion picture and television industry has been clamoring for for years. The company's commitment to innovation and understanding its core user base is outstanding. In modern film production, tools that are standard in their product have been long asked for, and have been ignored by the companies that have had software on the market for ages. What Cinapse has created reflects the realities of scheduling in the modern era. As a former DGA assistant director turned producer, I see the value of this software as both an end user and collaborator. I believe there is nothing else like it on the market, and that Cinapse is poised to make life easier for productions around the globe."

 **Neil Patrick Harris** 🄾

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Neil Patrick Harris is a five-time Emmy® award winner best known for his work across TV, film, and theater.

"I'm thrilled to be working with Cinapse to streamline how the cast, crew, and studio manage their work on every production."

 **Y Combinator**
Invested $500,000 ⓘ

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Notable Investor
Startup accelerator and VC firm that's launched over 4,000 companies, including Airbnb, Coinbase, DoorDash, Dropbox, Instacart, Reddit, and Stripe
ycombinator.com

Dalton Caldwell, YC Managing Director, Group Partner
" "



Other investors include Gaingels Syndicate Notable , David Anderman, Sandy Climan, Rendered VC, Twenty Two Ventures & 112 more

---

Our Team

 **Herman Phillips** Co-Founder & CEO

Filmmaker & Entrepreneur. Former AD Dept @ HBO Silicon Valley, Euphoria, Insecure, Forbes 30 Under 30

 **Roger W Tran** Co-Founder & COO

Product designer, early-stage startup product development consultant, Stanford,

Harvard



Heather Wagner Co-Founder & Senior Product Advisor

DGA 1st AD, Producer @ Lucasfilm, Mandalorian, Ahsoka, Avatar



Greg Kufera Co-Founder

COO @ Ikhor, Princeton

Why Cinapse?

Featured by :

    

We're building the new
Operating System of Hollywood

8 months after our launch, Cinapse is already used on 16% of all major Film & TV productions

Sign ups	Productions	MoM growth
1,000	**50+**	**48%**

Trusted by the AD teams who brought you































Stranger Things · The Lord of the Rings · Shōgun · The Mandalorian · The Boys
Avatar · Transformers · Mad Max Fury Road · Mission: Impossible · The Last of Us
Westworld · 007 · It's Always Sunny in Philadelphia · Silicon Valley · Planet of the Apes

Currently used across most major studios













Netflix · Apple tv+ · prime video
Disney+ · sky · NBCUniversal

Production logistics is the <u>largest untapped market</u> in Hollywood

Businesses Powering Media Production

100k+

Market Opportunity

$12B

With our scheduling and budgeting data, Cinapse can power the entire $250B+ production supply chain





Hiring

Casting

Data storage
& analytics

Business Model

SaaS subscriptions
for Cinapse Scheduling + Budgeting

$216M

Marketplace
5% fee on all rentals & bookings

$12B

| Individual | $36M ARR* | $10/mo * 300k users |
| Enterprise | $180M ARR* | $10k/mo * 1500 productions |

| $250 billion / yr | Annual production expenditure |
| $12.5 billion ARR | Cinapse 5% marketplace-fee |

* The figures listed above are projections that cannot be guaranteed



We're reserving $50k of our $500k fundraising round for our fellow ADs, UPMs, and Producers. Help us reach our next milestones*

Hit $1M ARR in 12 months

Get Cinapse on 50% of all 2025 productions

Secure 1 overall studio contract

* The milestones listed above are forward looking projections that cannot be guaranteed

Why are we building Cinapse?

No one has successfully challenged EP's dominance on production software in over 50 years.

The available tools that currently power production logistics are stuck in the 1980s.

Outsider venture capitalists don't understand the scale of the problem or the massive opportunity for disruption.

But you do.

Old way	New way
1980 - 2024	The Future with Cinapse ✨
Disconnected schedule + budget	Integrated schedule + budget
Manual data entry	Automated workflows (10x faster)
Outdated info	Cloud-synced information
Phone tag	Real-time collaboration
Sticky notes on a wall	Shareable data
Paper & binders	Accessible from any device
Offline data	3rd-party app integrations
High risk of error	Alerts and notifications
Inaccurate planning	AI-assisted planning

Cinapse is already the most advanced scheduling software available in Film & TV.


1st AD
Bonnie W.
2nd 2nd
Jude N.
1st AD
Darell M.
Key 2nd
Amelia P.
UPM
Chris A.
DGA Trainee
Kyle L.
Cinapse
Normal Things S1
Ep 104 Pink Revision
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Board: Ep 104
Calendar: January Start
Layout: Comfortable
Color Palette: D/N Color


Breakdown Sheet
101-27
Stripboard
Search
Ep. 104
Scene 14
Int / Ext INT
Set FESTIVAL - TENT
Day / Night DAY
Page(s) 1
1/8s 2 / 8
Synopsis MIA gets lost in the crowd
Script Pg. 22
Script day D1
Unit Main
Sequence At the festival
Location Rose Bowl - Lot H
Est. hours 1
Est. min. 30
Notes Crane with stabilized head for bird's eye view shot
Elements
Search or add element
Cast (3)
2. XIAN
3. NORA
6. KYLE
Background (31)
festival crowd (23)
clown (5)
acrobat (2)
ticket seller (1)
Stunts
Vehicles
Wardrobe
Sound (8)
Darell is editing an element in this category.
Music
Set Decoration (5)
trees
shrubs
popcorn machine
hotdog stands
red solo cups
Greenery (4)
START of Day 3
Monday, January 5, 2024
104 12 EXT FESTIVAL - ENTRANCE DAY D1 2/8 1, 2, 13, 17
NORA finds MIA at the ticket booth
Rose Bowl - Lot H
104 14 INT FESTIVAL - TENT DAY D1 1 2/8 2, 4, 6
MIA gets lost in the crowd
Rose Bowl - Lot H
Stakebed move to Stadium Gate N (North)
0h:45m
103 8A INT FESTIVAL - DROPZONE DAY D1 1/8
XIAN slips from bottle, shares with KYLE
Rose Bowl - Gate N
101 12 INT FESTIVAL - FIELD DAY D1 3/8 1, 2, 13, 17
NORA finds MIA — its time to go home
Rose Bowl - Gate N
104 27 EXT FESTIVAL - DROPZONE DAY D1 1 3/8 2, 3, 6
XIAN and KYLE take off into the sky
Rose Bowl - Gate N
104 5 EXT FESTIVAL - CAROUSEL DAY D1 2/8
Rose Bowl - Gate N
END of Day 3
3 5/8 pages
10h:45m
START of Day 4
Tuesday, January 6, 2024
104 18 INT FESTIVAL - MIRROR HOUSE NIGHT N1 1 3/8 2, 3, 6
NORA runs in the mirror house
Rose Bowl - Gate N
104 19 INT FESTIVAL - MIRROR HOUSE NIGHT N1 4/8 1, 2, 13, 17
MIA and KYLE search for NORA
Rose Bowl - Gate N
101 32 EXT FESTIVAL - FIREWORKS NIGHT N1 2/8 2, 3, 6
Lead NORA through festival as she looks for MIA
Rose Bowl - Gate N

Why customers choose Cinapse

Collaboration	Multi-unit logic	Crossboarding
CSV exporting	Episodic DooDs	Intuitive design
Start-of-day daybreaks	Automated breakdowns	Integrations with Scriptation, Final Draft & SetHero
24/7 customer support	Fast upgrades & improvements	Feedback-driven feature roadmap

What our customers say


tv+
FOR ALL MANKIND


tv+
MYTHIC QUEST



"Cinapse has changed the way I'm able to work. It's obviously **designed by people who know production intimately.**"

Luke Maxcy, DGA 1st AD



"Cinapse solves many of the problems that plague MMS... **I never want to go back!**"

Emily Hogan, DGA 1st AD



"**Cinapse has been a game changer**...we've been waiting for this!"

Joanne Gerein, DGC 1st AD



"It's like you were sent by God."

Inti Carboni, DGA and AIARSE 1st AD

Our master plan

Phase 1. Viral adoption

Release our product at an extremely affordable price so that every filmmaker has an opportunity to **learn that Cinapse is the future**. Constantly improve the product based on customer feedback, and become indispensable to every production in the industry.

Phase 2. Build budgeting

We will build the first app that **directly integrates schedule data with budget data in real-time**. This will unlock the ability for Producers and Accountants to plan productions with more accuracy than ever before. At scale, we will train AI models to learn which schedules work best — and why.

Phase 3. Open data to the whole ecosystem

Every call sheet, rental, casting, hire, etc. relies on production schedule and budget data. We will open our dataset to the entire app ecosystem and **transform Cinapse into an industry-wide platform** that allows other services & products to seamlessly integrate with our workflows. Cinapse will become the single platform through which all productions do business and become the Operating System of Hollywood.

Team

Knows Tech. Knows Hollywood.



Herman Phillips
CEO

HBO





Roger W Tran
COO

Stanford

HARVARD



Heather Wagner
Co-founder
Senior Product Advisor



AVATAR



Greg Kufera
Co-founder

∧ Expo

PRINCETON

Advisors

Backed by Y Combinator.
Advised by Hollywood insiders.







Neil Patrick Harris
ADVISOR

Five-time Emmy® award winner
Best known for his work on:
How I Met Your Mother
A Series of Unfortunate Events
The Matrix Resurrections
Uncoupled

IMDb

Sandy Climan
ADVISOR

CEO @ **Entertainment Media Ventures**
Former Corporate EVP and President of Worldwide
Business Development @ **Universal Studios**
Founding Head of Corporate Advisory Practice and
Senior Talent Agent @ **CAA**

LinkedIn
IMDb

Deniese Davis
ADVISOR

Founder / CEO @ **Reform Media Group**
Producer @ **Insecure, RAP SH!T, A Black Lady Sketch
Show**
Four-time Emmy® award nominee
Member @ **Television Academy of Arts & Sciences**
Member @ **Producers Guild of America**
Graduate @ **American Film Institute**

LinkedIn
IMDb

David Anderman
ADVISOR

Former COO & General Counsel @ **Lucasfilm**
Former General Counsel @ **SpaceX**

LinkedIn

Jim Kleverweis
ADVISOR

Producer @ **Sony, Walt Disney, NBCUniversal,
WarnerMedia** (Silicon Valley, Euphoria, Insecure)
Six-time Emmy® award nominee
Member @ **Producer's Guild of America**
Member @ **Directors Guild of America**
Member @ **Television Academy of Arts & Sciences**
Graduate @ **DGA Training Program**

LinkedIn
IMDb

Cinapse